                            DISH NETWORK CORPORATION
                              9601 South Meridian Boulevard
                    Englewood, Colorado 80112

June 12, 2009

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      DISH Network Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 0-26176

Dear Mr. Spirgel:

Per the telephone conversion between Sharon Virga and Brandon Ehrhart, Vice President and Associate General Counsel of DISH Network Corporation, on Thursday, June 11, 2009, DISH Network Corporation plans to respond to the comments contained in the June 4, 2009 letter from the Securities and Exchange Commission on or before July 2, 2009.  Should you have any questions or concerns, please feel free to contact me at (303) 723-1285.

                            Sincerely,

                            /s/ Robert E. Olson
                            Robert E. Olson
                            Executive Vice President and
                            Chief Financial Officer

cc:           Kyle Moffatt, SEC
Sharon Virga, SEC